EXHIBIT 99.1


                    [THE COMMERCE BANCORPORATION LETTERHEAD]



                               ____________, 1998




Shareholders of The Commerce Bancorporation


Dear Shareholder:

         The Board of Directors of The Commerce Bancorporation (the "Company") has called a Special Meeting of the shareholders of the Company for ______ a.m., Seattle time, on _____________, 1998, located at _____________________, Seattle,
Washington. The Board is furnishing the accompanying Proxy Statement/Prospectus to all holders of the Company's Common Stock.

         The purpose of the Special Meeting is to consider and vote upon an Agreement and Plan of Reorganization dated May 13, 1998 between the Company and Zions Bancorporation ("Zions") and an Agreement of Merger between the Company and Zions (collectively, the "Plan of Reorganization"), and the transactions contemplated hereby. If the Company's shareholders approve the Plan of Reorganization, and all other conditions are met, the Plan of Reorganization will result in the merger of the Company into Zions, with Zions being the surviving corporation (the "Reorganization").

         The Board of Directors has unanimously approved the Plan of Reorganization and determined that the Reorganization is fair to and in the best interests of the Company, its shareholders, employees and the community it serves. The Board of Directors unanimously recommends that the shareholders vote to approve the Plan of Reorganization.

         At the Effective Date (as defined), the shares of Company Common Stock will be canceled and immediately converted into the right for Company shareholders to receive, in exchange for each share of Company Common Stock, that number of shares of Zions Common Stock calculated by dividing $30.70 by the Average Closing Price, as defined in the Plan of Reorganization.

         On _____________, 1998, the closing price of Zions Common Stock was $_______ per share. If the Reorganization had been consummated on that date, shareholders of the Company would have received approximately _____ shares of Zions Common Stock for each share of Company Common Stock, or an equivalent market value of $30.70 per share of Company Common Stock. Because the Average Closing Price represents a variable amount, the precise number of shares of Zions Common Stock that the shareholders of the Company will receive will not be known until the Effective Date.


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Shareholders of The Commerce Bancorporation
__________________, 1998
Page 8


         The accompanying Proxy Statement/Prospectus details the terms of the proposed Plan of Reorganization and provides information concerning the Company and Zions as well as the Plan of Reorganization. The Proxy Statement/Prospectus contains important information necessary for the shareholders to make a decision about how to vote at the Special Meeting. Please read it carefully.

         It is important that your shares be represented and voted at the Special Meeting regardless of the number of shares you own and whether or not you intend to attend the Special Meeting. The affirmative vote of a two-thirds of the issued and outstanding shares of the Company's Common Stock is required to approve the Plan of Reorganization. Your vote is very important. Failure to vote will have the same effect as a vote against the Reorganization. Consequently, please mark, sign, date and return the enclosed proxy as soon as possible.

         Any holder of Company Common Stock may attend the Special Meeting and vote in person if he or she desires, even if he or she has already submitted a proxy.

         Consummation of the Plan of Reorganization is subject to approval by federal and state bank regulatory agencies, all of which approvals have [NOT YET] been received, and to certain other conditions, including maintenance of the Company's financial condition. If approved, the Plan of Reorganization will most likely be consummated sometime in the third quarter of 1998.

         Instructions describing the procedure to be followed to receive shares of Zions Common Stock are not included with the accompanying Proxy Statement/Prospectus. If the Plan of Reorganization is approved by the shareholders, on or shortly after the effective date of the Plan of Reorganization, Zions will send you instructions describing the procedure to be followed to exchange your The Commerce Bancorporation stock certificate for the Reorganization consideration. Please do not send your certificates to the Company prior to receiving these instructions.

                                           Sincerely,



                                           Robert R. Richards
                                           President and Chief Executive Officer